

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2023

Richard Tyrrell
Chief Executive Officer
Cool Company Ltd.
2nd floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM11
Bermuda

   Re: **Cool Company Ltd.**
     Registration Statement on Form 20-F
     Exhibit Nos. 4.1, 4.2, and 4.3
     Filed February 14, 2023
     File No. 001-41625

Dear Richard Tyrrell:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

            Sincerely,

            Division of Corporation Finance